_____

# PI CLOUD TECH, INC.


# ANNUAL REPORT


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**For the fiscal year ending December 31, 2022**

5507 Nesconset Hwy, Ste 10-256 • Mount Sinai, NY 11766 • www.patientinnovations.com

# PI CLOUD TECH, INC.

PI Cloud Tech, Inc., a New York corporation (dba Patient Innovations, "Company," "we" or "us") is providing the information contained in this Annual Report on Form C-AR (together with all attachments and documentation incorporated herein by reference, the "Form C-AR") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with the U.S. Securities and Exchange Commission and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR is dated as of April 30, 2023.

**CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth above, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at www.patientinnovations.com.

# TABLE OF CONTENTS

# THE COMPANY AND ITS BUSINESS

## Overview

PI Cloud Tech, Inc. (d/b/a Patient Innovations, or "Company") develops and deploys technologies to improve the patient experience and address healthcare inefficiencies in medical offices and hospitals. The Company is a Software-as-a-Service ("SaaS") provider of subscription software solutions to improve the patient experience, patient engagement and access to medical facilities while making the facilities more efficient. The Company has the expertise and resources to assist with interoperability with Electronic Hospital Records (EHR) / Electronic Medical Records (EMR) systems, ongoing support and maintenance, and cloud hosting for clients throughout the U.S. The opportunity is global.

PatientFirst Technologies, LLC was founded by Ken Greenberg and Akram Boutros, MD, FACHE in the State of New York on October 14, 2009 to research the market and explore opportunities for OnTime Care software; name changed to Patient Innovations LLC on February 12, 2010. In 2018, Patient Innovations Holdings, LLC was formed in the State of New York as a holding company for various corporate entities. On December 3, 2018, OnTime Care, LLC was formed in the State of New York to continue the development of OnTime Care software; on May 14, 2020, OnTime Care, LLC changed its name to PI Cloud Technologies, LLC. On July 12, 2021, PI Cloud Tech, Inc. was incorporated as a C-Corporation in the State of New York, and members of Patient Innovations, LLC, PI Cloud Technologies, LLC, and Patient Innovations Holdings, LLC (together "the LLCs") agreed to exchange their units of interest for shares of Class A Voting Common Stock in the newly formed PI Cloud Tech, Inc. The LLCs merged into PI Cloud Tech, Inc. upon completion of the exchange of the LLC units for shares in the Company.

The Company's principal office is located at 5507 Nesconset Hwy, Ste 10-256, Mount Sinai, NY 11766-2031, and its website address is https://www.patientinnovations.com.

## Employees

The Company currently has 4 independent contractors under agreement (2 full-time, 2 part-time).

## Customers

*Medical practices and offices, hospitals, skilled nursing facilities, and other healthcare facilities*
End users of the Company's products and services are medical practices and offices, hospitals, skilled nursing facilities, and other healthcare facilities.

*Distribution agreements*
Distribution agreements are expected to make up the majority of the Company's expected sales revenues. The Company intends to achieve market scale by building a dedicated sales force and by entering into distribution agreements with large established sales teams employed by industry-leading partners. The first two distribution agreements are with global medical supplier Henry Schein and Marcum Technology. Schein is one of the leading distributors of medical supplies and software. Marcum Technology is well established as a systems and software provider to hospitals and large medical practices. The Company is in discussion with additional distributors with trusted relationships within the healthcare community.

## Intellectual Property

The Company has 13 U.S. and international trademarks (6 registered and 7 unregistered).

| Trademarks - Registered | Registration Number | Registration Date |
|---|---|---|
| Patient Innovations | 4403094 | 2/6/2013 |
| OnTime Care | 3830935 | 11/10/2009 |
| PatientPriority | 4072159 | 1/5/2011 |
| SmartSchedule | 4068540 | 12/14/2010 |
| SmartStandby | 4068568 | 1/5/2011 |
| VisitFlow | 5034173 | 12/8/14 |
| Losing Wait | Pending | Pending |
| **Trademarks – Unregistered** | | |
| AdmissionsAccelerator | | |
| ElopementEnder | | |
| FallSentry | | |
| HealthyHands | | |
| OnTime Care VIBE | | |
| OnTime Care Vista | | |
| VisitManager | | |

## Property

The Company does not own any significant property. Property and equipment as of December 31, 2022 and 2021, were composed of equipment and RF Code hardware and software.

## Litigation

From time to time, the Company is subject to various claims that arise in the ordinary course of business and may be subject to third-party infringement claims. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

# RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments and security (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. Set forth below are the principal risks that we believe are most significant to our business and should be considered by our investors. We operate in a continually changing business environment and, therefore, new risks emerge from time to time. This section contains forward-looking statements. For an explanation of the qualifications and limitations on forward-looking statements, see "Cautionary Note Regarding Forward-Looking Statements."

**Investment Risk.** Investment in early-stage companies involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment.

**Early-stage entity with no operating history.** Ken Greenberg and Akram Boutros, MD, FACHE founded PI Cloud Tech, Inc. (formerly PatientFirst Technologies, LLC) in 2009. The Company is transitioning from the development to the commercialization stage, and has incurred significant expenditures for the design and development of its technologies during its development stage. As of December 31, 2022, the Company had incurred a Net Loss of $248,765 and has not generated any Revenue since 2017. There is no assurance that the Company will be able to establish successful business operations, generate sufficient revenues, earnings, and cash flows, become profitable or pay dividends.

**Business projection risk.** There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products as it has a unique business model without extensive history nor is there any assurance on the accuracy of its internal estimates including those related to the sales prices, sales volumes or cost of product. If there is limited acceptance of its business and/or services, then the Company's financial results will be negatively impacted.

The success of the Company depends to a large extent on its ability to gain market acceptance for its products. The development and introduction of products requires research and development and marketing expenditures, which the Company may be unable to recover if its products do not achieve commercial success and gain widespread market acceptance. In addition, underperformance of new product launches would damage overall brand credibility with customers.

**Key personnel risk.** The Company's future success depends on the efforts of a small number of key executives. In addition, due to its limited financial resources and the specialized expertise required, the Company may not be able to recruit the executives and employees needed to expand its business.

The Company relies on third parties to perform certain business and administrative functions for it. The Company may not adequately develop, implement or monitor these third-party service providers, and the Company may not realize expected cost savings or other benefits. Third-party service providers may fail to perform as anticipated, or the Company may experience unanticipated operational difficulties, compliance requirements or increased costs related to outsourced services. For example, the Company's ability to use outsourced resources in certain jurisdictions may be limited by legislative action or customer contracts, resulting in performing the work at greater expense or possible sanctions for non-compliance. Any of these risks might have a material adverse impact on the Company's business operations, financial position or results of operations.

**Auditor issued a "going concern" note in the audited financials.** The Company is in the development phase and has not recorded revenue since 2017. The Company incurred a Net Loss of $248,765 and $139,764 in the fiscal years ended December 31, 2022 and 2021, respectively. These losses raise substantial concern about its ability to continue as a going concern. If there is limited market acceptance for the Company's products and services, then its ability to generate future revenues, earnings and cash flows will be negatively impacted.

**Relationship risk.** The Company will depend upon strategic relationships including distribution agreements to develop, and implement its products. If these relationships are not successful, the Company may not be able to capitalize on the economic potential of its products. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish and maintain its collaborations on acceptable terms, then its business operations and financial position may be negatively impacted.

**Market risk.** Many of the Company's competitors spend significantly more funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to such competitors' research and development programs. The Company's failure to maintain adequate research and development resources or to compete effectively with the research and development programs of its competitors could materially adversely affect its business.

**Financing risk.** The Company plans to seek additional funding in the future to finance its business strategy, operations, and growth. However, the Company may not be able to obtain sufficient financing to meet its operating needs and fulfill its plans, in which case it may cease to operate and investors may lose the entirety of their investment. Future securities offerings may result in dilution of current investors' ownership interests in the Company.

While the Company is offering up to $5,000,000 of Class B Non-Voting Common Stock in an ongoing offering under Regulation Crowdfunding (the "Offering"), the Company will need to raise additional funds in future offerings to fund development efforts. If the Company is unable to raise sufficient funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive.

**Technology risk.** The Company sells and provides services involving complex software and technology that may contain errors, especially when first introduced to market. Healthcare professionals delivering patient care tend to have heightened sensitivity to system and software errors. If the Company's software and technology services are alleged to have contributed to faulty clinical decisions or injury to patients, it may be subject to claims or litigation by users of the software or services or their patients. Errors or failures could result in damage to the Company's reputation and could negatively affect future sales. A failure of a system or software to conform to specifications might constitute a breach of warranty that could result in repair costs, contract termination, refunds of amounts previously paid or claims for damages. Any of these types of errors or failures could have a materially adverse impact on the Company's reputation, business operations, financial position or results of operations.

The Company provides remote services that involve hosting customer data and operating software on third-party systems such as Amazon Web Services (AWS). The Company's customers rely on their ability to access the systems and their data as needed. The networks and hosting systems are vulnerable to interruption or damage from sources beyond the Company's control, such as power loss, telecommunications failures, fire, natural disasters, software and hardware failures and cyberattacks. If the timely delivery of medical care or other customer business requirements are impaired by data access, network or systems problems, the Company could be exposed to significant claims and reputational harm. Any such problems could have a materially adverse impact on the Company's business operations, financial position or results of operations.

**Industry risk.** As the healthcare industry evolves, changes in the Company's subscriber, client, and vendor bases may reduce the demand for the Company's products and services, result in the termination of existing contracts or certain services provided under existing contracts, and make it more difficult to negotiate new contracts on acceptable terms. For example, the current trend toward consolidation of healthcare providers within hospital systems may cause the Company's existing client contracts to terminate as independent practices are merged into hospital systems. Such larger healthcare organizations may also have their own practice management services and health IT systems, reducing demand for the Company's products and services. Similarly, client and vendor consolidation results in fewer, larger entities with increased bargaining power and the ability to demand terms unfavorable to the Company. If these trends continue, the Company provide assurance that it will be able to continue to maintain or expand its client base, negotiate contracts with acceptable terms, or maintain its current pricing structure, and revenues may decrease.

Furthermore, general reductions in expenditures by healthcare companies, or reductions in such expenditures within market segments that the Company serves, could have similar impacts with regard to subscription services that the Company provides. Such reductions may result from, among other things, reduced governmental funding for healthcare; government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, pharmaceutical companies, payers, or other healthcare industry participants (e.g., more restrictions on data exchange, use and privacy); or adverse changes in business or economic conditions affecting healthcare payers or providers or other healthcare companies that purchase the Company's services (e.g., changes in the design of health plans that reduce payments to providers). Any of these changes could reduce the purchase of Company's products and services by clients, reducing its revenue and possibly requiring material revisions to the products and services offered by the Company. In addition, the Company's clients' expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to products and services of the types provided by the Company. Despite these risks and efforts to control medical expenditures, they continue to rise.

**Internal Controls risk.** The Company's failure to implement and maintain effective internal control over financial reporting may result in material misstatements in its financial statements, which could in the future require the Company to restate its financial statements, cause investors to lose confidence in its reported financial information and could have an adverse effect on its ability to obtain funding.

**Insurance risk.** The Company maintains a commercial general liability policy with a limit of $3,000,000. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the Company. If the Company suffers an uninsured loss, all or a substantial portion of the Company's funds may be lost. In addition, all of the assets of the Company may be at risk in the event of an uninsured liability to third parties. The Company intends to obtain cyber insurance and D & O insurance in the future.

**Intellectual property risk**. If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products could be adversely impacted. The Company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. Some of the Company's proprietary information may not be patentable and other of the Company's and/or the Company may choose to keep certain of its proprietary technology as trade secrets rather than disclose through the patent process. As a result, there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. Further, should the Company choose to seek to patent any of its technology, the Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot provide assurance that its means of protecting its proprietary rights will be sufficient or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

**Litigation risk**. The Company is subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by third parties or former or current employees or security holders. The outcome of these legal actions cannot be predicted. If any such legal action is determined adversely to the Company, or if the Company is required to make a material payment, or injunctive relief is issued against the Company, its business, financial condition and results of operations could be materially adversely affected. Litigation can also be expensive, lengthy and disruptive to normal business operations, even if the Company ultimately prevails. In addition, any associated negative publicity could adversely affect the Company's reputation, financial condition and results of operations.

## Risks Related to the Securities

**Directors and related persons have control over stockholder decisions.** The Company's Directors and other related persons own an aggregate of 3,050,162.60 shares of Class A Voting Common Stock, which will represent approximately 87.1% of the voting power of outstanding capital stock of the Company immediately following the Offering. The Class A Voting Common Stock is owned as follows: Directors: Ken Greenberg (1,472,948.91 shares, 42.07% ownership), Jon Zvi Batash, MD (890,996.60 shares; 25.45%), Jeffrey L. Bass (158,164.55 shares; 4.52%), Rodney D. Reider (90,542.04 shares; 2.59%), Robin Bennett (71,902.47 share; 2.05%), Jeffrey D. Alter (15,691.97 shares; 0.45%), Richard Shlofmitz, MD (26,327 shares; 0.75%), James Tsai, MD (14,838 shares; 0.42%), and Keith Newby, MD (14,838 shares; 0.42%); Related persons: Akram Boutros, MD (77,520.34 shares; 2.21%), Joyce Greenberg (51,797.21 shares; 1.48%), Jenise Reider (44,009.28 shares; 1.26%), Sheridan Reider (30,143.34 shares; 0.86%), Chantelle Reider (30,143.34 shares, 0.86%), Joshua Greenberg (18,202.75 shares; 0.52%), Lisa Greenberg (18,202.75 shares, 0.52%), Cathy Bennett (14,838.00 shares; 0.42%), Suzanne Boutros (4,471.03 shares; 0.13%), Jasmine Boutros (1,495.01 shares; 0.04%), Shannon Boutros (1,495.01 shares; 0.04%), and Tess Boutros (1,495.01 shares; 0.04%). The Class B Non-Voting Common Stock issued in the Offering will not dilute officers' and directors' voting control because the holders of Class B Non-Voting Common Stock have no voting rights. As a result, the Company's directors, officers and affiliated parties have the ability to control the outcome of all matters submitted to stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of the Company's assets.

**Valuation risk.** The valuation of private companies, especially early-stage companies with no operating history, is difficult to assess, uncertain and contains a high degree of risk. The pre-money valuation of the Company was developed internally based on comparable company multiple analysis and speculative five-year financial projections. No independent third-party review of the Company's valuation was performed. Also, the issuance of additional shares of stock, or additional option grants in the future may dilute the current valuation of the Company. Investors should not invest if they disagree with the Company's estimated valuation. See "Dilution" for more information.

**Investment risk.** There is no assurance that an investor will realize a return on the investment and may lose the entire investment.

**Illiquid securities.** The Company's securities are subject to restrictions on resale. Furthermore, there is no market for the resale of the Company's securities, and there might never be one. It is uncertain if the Company will ever go public or be acquired by another company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

**Future fundraising may affect the rights of investors.** In order to fund the further development of the software and pipeline products the Company plans to raise additional funds in the immediate future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors priority rights over the financial resources of the Company.

**Holders of shares of Class B Non-Voting Common Stock will be subject to a forum selection provision that requires disputes to be resolved in state or federal courts in the State of New York, regardless of convenience or cost to the holder.** The subscription agreement for shares of Class B Non-Voting Common Stock includes a provision under which investors agree to resolve disputes in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act of 1933, as amended (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with the Company. Although the Company believes the provision benefits the Company by providing increased consistency in the application of New York law in the types of lawsuits to which it applies and in limiting the Company's litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims.  Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

**Holders of shares of Class B Non-Voting Common Stock will be bound by the jury trial waiver provisions contained in the Company's subscription agreement. The jury trial waiver provisions require investors to waive the right to trial by a jury for those matters and controversies that may arise under the Company's subscription agreement, including with respect to securities laws claims.** Holders of shares of Class B Non-Voting Common Stock will be bound by the jury waiver provisions contained in the subscription agreement. Such jury waiver provisions apply to claims under the U.S. federal securities laws and to all claims that are related to the Company, including with respect to the Offering, its Class B Non-Voting Common Stock, its ongoing operations and the management of the Company, among other matters, and means that you are waiving your rights to a trial by jury with respect to such claims.

The Company believes that the jury waiver provisions are enforceable under federal law, the laws of the State of New York, or under any other applicable laws or regulations. However, to the extent that one or more of the provisions in the subscription agreement with respect to the jury trial waiver provisions were to be found by a court to be unenforceable, the Company would abide by such decision.

BY AGREEING TO BE SUBJECT TO THE JURY TRIAL WAIVER PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

# Risks Related to Government and Regulation

**Privacy and data protection laws.** The Company is subject to a variety of privacy and data protection laws that change frequently and have requirements that vary from jurisdiction to jurisdiction. For example, under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") the Company is required to maintain administrative, physical and technological safeguards to protect individually identifiable health information ("protected health information") and ensure the confidentiality, integrity and availability of electronic protected health information. The Company is subject to significant compliance obligations under privacy laws such as the General Data Protection Regulation in the European Union ("GDPR"), the Personal Information Protection and Electronic Documents Act ("PIPEDA") in Canada, and the California Consumer Protection Act ("CCPA"). Some privacy laws prohibit the transfer of personal information to certain other jurisdictions. The Company is subject to privacy and data protection compliance audits or investigations by various government agencies. Failure to comply with these laws could subject the Company to potential regulatory enforcement activity, fines, private litigation including class actions, and other costs. The Company also has contractual obligations to customers that could be breached if the Company fails to comply with applicable privacy laws. The Company's efforts to comply with these privacy laws complicates operations and adds to compliance costs. A significant privacy breach or failure to comply with applicable privacy laws could have a materially adverse impact on the Company's reputation, business operations, financial position or results of operations.

**Regulation risk.** The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing laws and regulations, or changes to existing laws and regulations, including the potential amendment or repeal of all or parts of the Affordable Care Act (ACA), may affect the healthcare industry and create unexpected liabilities for the Company, increase operating costs, and restrict its operations. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare information and interactive services that the Company provides, and these laws and regulations may be applied to the Company's services in ways that it does not anticipate, particularly as it develops and releases new and more sophisticated products and services. The Company's failure to accurately anticipate the application of these laws and regulations, or the Company's potential failure to comply with them, could create liability for the Company, result in adverse publicity, and negatively affect its business. Some of the risks the Company faces from healthcare regulation are described below:

- *HIPAA and other Health Privacy Regulations*. In addition to the HIPAA privacy and security requirements, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical and other personally identifiable information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. The Company's failure to comply with any of the federal and state standards regarding patient privacy may subject it to penalties, including civil monetary penalties and, in some circumstances, criminal penalties. In addition, such failure may injure the Company's reputation and adversely affect its ability to retain clients and attract new clients.

- *Anti-Kickback and Anti-Bribery Laws*. There are federal and state laws that govern patient referrals, physician financial relationships, and inducements to healthcare providers and patients. Any determination by a state or federal regulatory agency that any of the Company's activities or those of its clients, vendors, or channel partners violate any of these laws could subject the Company to civil or criminal penalties, require it to change or terminate some portions of its business, require it to refund a portion of its service fees, disqualify it from providing services to clients doing business with government programs, subject it to corrective action plans imposed by regulators, and have an adverse effect on its business. Even an unsuccessful challenge by regulatory authorities of the Company's activities could result in adverse publicity and increased expenses incurred to support its response.

# Risks Related to COVID-19

**Business and operational risk.** In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic. The Covid-19 pandemic has created uncertainties that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such impact will depend on future developments, including (i) the duration, spread and severity of COVID-19 and any virus variants, (ii) government quarantine measures and other restrictions, (iii) voluntary or proscribed restrictions on travel, gatherings, or business operations, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

**Capital markets risk.** The COVID-19 pandemic has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the COVID-19 pandemic and the actions to contain the spread or treat its impact, among others. Moreover, the COVID-19 pandemic has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

# DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

| Name | Position | Age | Term of Office | Approx. hours per week (if not full-time) |
|---|---|---|---|---|
| **Executive Officers** | | | | |
| Ken Greenberg | Co-Founder, Executive Chairman and President | 71 | October 14, 2009 – Present | Full-time (50 Hours per week) |
| Rodney D. Reider | Advisor and Director | 61 | June 24, 2020 – Present | Part-time (5 hours per week) |
| Jeffrey L. Bass | Chief Operating Officer, Vice President and Director | 74 | February 11, 2021 – Present | Full-time (35 hours per week) |
| Jon Zvi Batash, MD | Chief Medical Officer, Vice President and Director | 50 | July 9, 2020 – Present | Part-time (15 hours per week) |
| Robin Bennett | Chief Technology Officer | 54 | March 25, 2019 – Present | Part-time (20 hours per week) |
| **Directors** | | | | |
| Ken Greenberg | Co-Founder, Executive Chairman and President | 71 | October 26, 2021 – Present | * |
| Rodney D. Reider | Chief Executive Officer, Vice President and Director | 61 | October 26, 2021 – Present | * |
| Jeffrey L. Bass | Chief Operating Officer, Vice President and Director | 74 | October 26, 2021 – Present | * |
| Jon Zvi Batash, MD | Chief Medical Officer, Vice President and Director | 50 | October 26, 2021 – Present | * |
| Jeffrey D. Alter | Chairman of the Board of Directors and the Advisory Board | 62 | October 26, 2021 – Present | * |

\* Directors attend regularly scheduled meetings and devote additional time to the Company on an as-needed basis.

*Ken Greenberg – Co-Founder, Executive Chairman and President*
More than 30 years of executive advertising and marketing experience with a concentration in healthcare and banking. In 2009, co-founded Patient Innovations and created OnTime Care: software to eliminate endless waiting times in doctors' offices and optimize medical and healthcare facilities. Previously, co-founded Austin Williams in 1992, the leading advertising and marketing consultancy headquartered on Long Island, and the island's most awarded advertising agency in three key verticals: banking, healthcare, and higher education. Austin Williams currently does all digital marketing for healthcare industry leader

Northwell and several others. Early career experience included more than 22 years in retail banking. Member of the New York Board of Regents for the Center for Security Policy; active in several charities and trade organizations including Young Jewish Professionals (YJP); Long Island Association; Long Island Advancement of Small Business (LIASB); American College of Healthcare Executives (ACHE); Health Leaders of NY (HLNY); The Beryl Institute. Recipient of the 2022-2023 Internet 2.0 Outstanding Leadership Award and 2021-2022 Internet 2.0 Top Tech Visionaries Award. Inducted into the Direct Marketing Association Hall of Fame (2014). BA in Economics from Brooklyn College.

### Jeffrey L. Bass, MA, MPA – Chief Operating Officer, Vice President and Director

More than 40 years of executive management, strategic and accounting advisory to corporate leadership and boards of directors. Since 2007, Managing Member of Executive Strategies Group LLC. Previously, Principal in Charge of Strategic Business Planning and Advisory Services at Margolin, Winer & Evens LLP. Board member of the Institute for Work Force Advancement (Long Island). Former member of the Long Island Cabinet of the State of Israel Bonds. Former Associate Trustee of the North Shore-LIJ Health System (Northwell) and early Board member of the Feinstein Medical Research Institute. Elected delegate to the 1995 White House Conference on Small Business; chaired the Committees on Capital Formation for the New York State and Northeast Regional delegations. Past member of Israel Bonds Board of Governors. Speaker and moderator at business conferences and frequently quoted in local and national business media. Active supporter of various philanthropic and community-based organizations. Master in Public Administration from New York University. Master in Urban Studies/Planning from the City University of New York.

### Jon Zvi Batash, MD – Chief Medical Officer, Vice President and Director

More than 16 years as an internal medicine physician focused on providing care to patients in skilled nursing and hospital settings. Expertise in developing and deploying healthcare IT products to improve patient safety and communications. Since 2012, independent hospitalist at St. Francis, The Heart Center. Medical Director at two premier Long Island skilled nursing and rehab facilities: Queens Nassau Rehabilitation and Nursing Center and Suffolk Center, Patchogue, NY. Residency, Internal Medicine at North Shore - Long Island Jewish Health System. MD from Ross University School of Medicine. BS in Biochemistry from Stony Brook University.

### Robin Bennett – Chief Technology Officer

More than 30 years of commercial software experience. Architect of several market-leading applications and software systems used worldwide. Since 2006, Director of Software Development for Start Software Ltd. (U.K. and Australia). Prior IT manager at Midlands Electricity plc, one of the UK's leading energy businesses. Previously worked as a consultant and independent IT Manager for Midlands Gas. Visiting lecturer in software development and internet security Dudley College. Fellow of the Institute of Analysts and Programmers. Member of the Institute of Directors. BA and MA in Mathematics & Computation from St Hugh's College, Oxford University.

### Jeffrey D. Alter − Chairman of the Board of Directors and the Advisory Board

More than 27 years of executive and strategic leadership in healthcare. Since October 2021, CEO of Summit Health/CityMD. Since 2018, President of Arcturus One Consulting, providing advisory services to private equity and boards of Directors. Serves on numerous boards including the Long Island Association, the Board of Governors of St. John's University, Summit Health/CityMD, Professional Physical Therapy, NuMotion and Progenity. From 2020 to 2021, Executive Vice President, IngenioRx at Anthem, Inc. From 2011 to 2018, CEO of UnitedHealthcare's Commercial Group. From 2008 to 2011, served as Northeast Regional CEO for UnitedHealthcare; previously served as COO of the Northeast Region. Prior to joining UnitedHealthcare, Vice President of Strategic Financial Planning for Oxford Health Plans; led the Company's financial planning, merger and acquisition strategy and strategic initiatives. Previous roles include seven years as Vice President of Finance and Operations at Vytra Health Plans and in various finance and operations roles for 10 years for Grumman Aerospace and Harris Corporations. MBA in Finance and BS in Marketing from St. John's University.

### Rodney D. Reider, FACHE – Advisor and Director

More than 30 years of experience in strategic leadership and oversight of hospitals throughout the U.S. President and CEO of RDR Solutions. Currently Interim President of SSM Health St. Mary's Hospital - St. Louis, Missouri. Previously, Interim President at York Hospital, York, PA. Past President and Chief Executive Officer at Saint Alphonsus Health System (five hospital system). Began career as Director of Program Development and Operations at Irvine Medical Center, then moved into hospital administration as Chief Operations Officer at Saddleback Memorial Center (Laguna Hills, CA). Consultant for Co-Sourcing Partners. Healthcare Advisor and International Healthcare Services Ambassador for the YJP of New York. Frequent speaker and moderator at conferences from New York City to Tel Aviv. MBA in Finance from Loma Linda University. PhD and

MA from Harrison Middleton University. MS in Physiology from California State Polytechnic University. BA from Chapman University. Author of new book: *Grabbing the Next Rung: The Heart of Leadership* available at Amazon.

# OWNERSHIP AND CAPITAL STRUCTURE

## Ownership

The following table sets forth information regarding the beneficial owners of more than 20% of the Company's equity securities as of December 31, 2022:

| Name of beneficial owner | Title of class | Amount and nature of beneficial ownership | Percent voting power |
|---|---|---|---|
| Ken Greenberg | Class A Voting Common Stock | 1,472,948.91 | 42.07% |
| Jon Zvi Batash, MD | Class A Voting Common Stock | 890,996.60 | 25.45% |

## Capital Structure

In connection with the formation and capitalization of the Company, Class A Voting Common Stock was issued for other than cash consideration at amounts equivalent to the fair value of the service or assets received in exchange.

The following table sets forth the Company's capital structure as of December 31, 2022:

| Class of Equity | Authorized Limit | Issued and Outstanding | Committed, Not-Issued | Available |
|---|---|---|---|---|
| Class A Voting Common Stock | 3,700,000.00 | 3,074,576.60 | 0 | 625,423.40 |
| Class B Non-Voting Common Stock | 9,000,000.00 | 13,279 | 413,745.53 | 8,559,696.47 |

# FINANCIAL DESCRIPTION

The Company's audited financial statements for 2022 and 2021 are set forth in Exhibit A to this Annual Report on Form C-AR. The financial statements were audited by the Company's independent auditors, Kreitzman & Kreitzman, CPAs. The following discussion should be read in conjunction with the audited financial statements and related notes included in this Annual Report. The following discussion also includes information based on the Company's unaudited operating data for 2023 and is subject to change following completion of the current fiscal year, preparation of the financial statements and the financial audit of those statements. The following discussion contains forward-looking statements that reflect the Company's plans, estimates, and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements.

## Financial Statements

Patient Innovations, LLC was originally formed as PatientFirst Technologies, LLC in the State of New York in 2009. Subsequent to the balance sheet date, in 2022, members of Patient Innovations, LLC agreed to exchange their units of interest for Class A Voting Common Stock in a newly formed C Corporation in the State of New York called PI Cloud Tech, Inc. The Company is a Software-as-a-Service ("SaaS") provider of subscription software solutions to improve the patient experience, patient engagement and access to medical facilities while making the facilities more efficient. By focusing on endless wait times throughout healthcare, the Company identified the cause – inefficiencies and workflow issues which the Company believes its OnTime Care software solves. The Company has the expertise and resources to assist with interoperability with EHR / EMR systems, ongoing support and maintenance, and cloud hosting for clients throughout the U.S. The opportunity is global.

The Company has not commenced principal operations and has incurred significant expenditures for the design and development of the Company's products and testing. Once the Company's planned principal operations commence, its focus will be on the delivery of software, analytics and hosting capabilities.

No revenues were recorded for the fiscal year ended December 31, 2022, or FY (Dec) 2021. Software subscription revenue will be recognized when a noncancelable license agreement has been executed, delivery has occurred, fees are fixed and determinable, and collection of the resulting receivable is deemed probable by management. Service revenue is expected to include support revenue, which will be recognized ratably over the support period (generally over the terms that match the subscription agreement), and revenue from consulting and training services, which will be recognized as services are performed.

Operating Expenses totaled $248,765 ($35,407 for Marketing; $45,122 for Hosting and computer expenses; and $168,236 for General and administrative) for the FY (Dec) 2022. Marketing expenses consist of travel, trade show sponsorships and events, conferences and advertising costs. Hosting and computer expenses consist primarily of hosting costs, amortization and impairment, and consulting costs associated with the delivery of the Company's SaaS products. General and administrative expenses include insurance, facility costs (including rent), professional service fees and other general overhead costs, including depreciation to support operations.

As a result, the Company incurred a Net Loss of $248,765 and $139,764 for the FY (Dec) 22 and the FY (Dec) 21, respectively.

Cash totaled $21,467 and $19,960 for the FY (Dec) 22 and the FY (Dec) 21, respectively.

Liabilities totaled $156,465 as of December 31, 2022 ($135,065 for Accounts payable and accrued liabilities, and $21,400 for a loan to member (see "Transactions with Related Persons").

Currently, the Company does not compensate most of its independent contractors. As the Company's operations develop, it intends to start compensating these individuals as employees.

## Historical Milestones
- 2019 – Completed successful long-term pilot of OnTime Care Vista at Fort Norfolk Medical (Norfolk, VA)
- 2020 – Developed Blue Tooth Real Time Location Services (RTLS) tool to replace legacy RFID components at less than one-third the cost
- 2021 – Signed distribution agreements with Henry Schein and Marcum Technology

**Planned Milestones**

- 3Q 2023 – Begin distribution with partners Henry Schein and Marcum Technology
- 1Q 2024 – Expand distribution partners and begin to scale company
- 3Q 2025 – Begin development of pipeline analytical products

# TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- In 2022, members of Patient Innovations, LLC agreed to exchange their units of interest in Patient Innovations, LLC for shares of Class A Voting common stock in the newly formed PI Cloud Tech, Inc.

- In 2021, the Company entered into a loan agreement with a member in the amount of $25,000, with interest at 3.25% payable when funding from the sale of membership and shares is available.

- In 2019, the Company entered into an agreement with Start Technology Software, Ltd to consult and to help develop and maintain its suite of software services. The agreement can be terminated at any time. Robin Bennett, CTO of the Company, is Director of Software Development at Start Technology Software, Ltd.

- In 2018, the Company entered into an agreement with Tabone LLC for John Tabone to act as Chairman & CEO of the Company. The agreement was non-cancellable through December 31, 2019 and renewed for one year until December 31, 2020. Compensation included initial payments of $15,000 monthly, then payments of $20,000 monthly and 326,685 membership units vested upon signing. There was also a revenue sharing and a capital raise fee component. The agreement was terminated on December 31, 2019 pursuant to the operating agreement, and was not renewed. The amount owed to Tabone LLC at the end of the year December 31, 2020 was $96,928 and at the end of December 31, 2021, was reduced to $93,292. In 2022, the Company's members agreed to terminate and void the Tabone agreement in accordance with the termination for cause provision of the Company's operating agreement. In connection therewith, all remaining amounts due to Mr. Tabone were voided and Mr. Tabone's membership interests were revoked pursuant to the agreement; the Company retained these membership interests and did not reissue them to other members. As of December 31, 2022, there is no pending litigation between Mr. Tabone and the Company.

# RECENT OFFERINGS OF SECURITIES

The LLCs issued Membership Unit Awards ("MUAs") to Advisory Board members and option grants to certain principals. The MUAs were issued in lieu of cash as payment for professional services at a value of $0.01 per unit. The option grants permitted the holders to earn MUAs in the LLCs for $0.001 per unit. The MUAs and option grants generally vest over three years, unless otherwise stated, and all MUAs and option grants fully vest upon a liquidation event, such as a merger or acquisition.

- For the FY 2022, the Company issued 15,653 MUAs
- For the FY 2021, the Company issued 190,557 MUAs and granted 994,212 options
- For the FY 2020, the Company issued 159,563 MUAs

In July 2022, pursuant to the exchange of units in the LLCs for shares of stock in the Company, all MUAs, option grants and membership units in the LLCs were exchanged for an equivalent number of Class A Voting Common Stock on the same terms and conditions. Any units not yet vested were immediately vested in the exchange.

In October 2022, the Company launched an offering under Regulation Crowdfunding of up to $5,000,000 of Class B Non-Voting Common Stock.

# DESCRIPTION CAPITAL STOCK OF THE COMPANY

*The following descriptions summarize important terms of the Company's capital stock. This summary reflects the Company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Company's Certificate of Incorporation, as amended, and its Bylaws.*

The Company's authorized securities consist of up to 12,700,000 shares, of which 3,700,000 of Class A Voting Common Stock, no par value ("Class A Voting Common Stock"), and 9,000,000 of Class B Non-Voting Common Stock, par value $1.00 per share ("Class B Non-Voting Common Stock").

As of December 31, 2022, there were 3,074,576.60 shares of Class A Voting Common Stock issued and outstanding and 13,279 shares of Class B Non-Voting Common Stock issued and outstanding.

Holders of Class B Non-Voting Common Stock have the same rights and powers of, rank equally to, share ratably with and are identical in all respects, and as to all matters to, the Class A Voting Common Stock, except that the Class B Non-Voting Common Stock is not entitled to vote on any matter that is submitted to a vote of the Company's stockholders, except as required by New York Business Corporation Law.

Preferred Stock not designated as a series may be issued by the Company in one or more series pursuant to a resolution or resolutions duly adopted by the Board of Directors and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each series of preferred stock and shall fix the designations, preferences and relative, participating, optional or other special rights of each such series of preferred stock and the qualifications, limitations or restrictions of such powers designations, preferences or rights.

## Common Stock

*Dividend Rights*
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Class A Voting Common Stock and Class B Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has not declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

*Voting Rights*
Each holder of the Company's Class A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; stockholders do not have a right to cumulate their votes for directors.

Holders of Class B Non-Voting Common Stock are not eligible to vote on any matter that is submitted to a vote of the Company's stockholders, except as required by New York Business Corporation Law.

*Right to Receive Liquidation Distributions*
In the event of a liquidation, dissolution, or winding up of the Company, holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

*Rights and Preferences*
The rights, preferences and privileges of the holders of the Company's Class A Voting Common Stock and Class B Non-Voting Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that the Company may designate in the future.

## Stockholders' agreement

On July 27, 2022, the Company's stockholders agreed to certain terms of stockholders' rights including restrictions on transferring shares.

## Transfer agent

The Company has engaged Colonial Stock Transfer Company, Inc. as its transfer agent to maintain current records of investors.

## Minority holders

Holders of Class B Non-Voting Common Stock of the Company will not have any voting rights in connection with corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related persons. Investors in Class B Non-Voting Common Stock will hold non-voting interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Transferability of securities

For a period of one year following the date of purchase, shares of Class B Non-Voting Common Stock can only be resold or transferred:

- In an initial public offering (IPO) or other public offering registered with the SEC, if any;

- To the Company;

- To an accredited investor; or

- To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when a company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments into stock (e.g., convertible bonds, preferred shares or warrants).

If a company issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into a company).

The type of dilution that negatively impacts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

For an investor expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

At present the Company has not issued any convertible notes.

## Valuation

The valuation of a company is an estimation of its expected future cash flows - based upon current market expectations for the company's performance and associated risks. However, the future cannot be accurately predicted, and each company is inherently unique compared to its peer group. Further, different investors may value the company differently reflecting different assumptions or risk profiles.

There are two main approaches to valuing a company: (i) relative valuation and (ii) discounted cash flow analysis. In many cases both approaches may be applied to estimate a valuation.

Relative valuation seeks to value a company based on its price compared to its financials (such as revenues, earnings, book value and enterprise value). Examples include relative valuation multiples such as price-to-earnings, price-to-sales, price-to-book, and enterprise value-to-EBITDA. These multiples are compared to other companies within the same peer group to estimate a company's value, or to estimate if the company is under- or over-valued.

By comparison, the discounted cash flow ("DCF") approach views the company independently and uniquely based on the present value of its expected future cash flows, and uses peer group market multiple to estimate its exit valuation (or "Terminal Value").

If a company has established operations with current assets and a history of operating revenues and cash flows, then its current valuation may be estimated using a relative valuation, DCF, or a combination of both approaches.

By comparison, if a company is early-stage with little or no operating revenues or assets, then its current valuation may be estimated using a DCF approach.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Exhibit A – Audited Consolidated Financial Statements**

PI CLOUD TECH INC. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022 and 2021

# TABLE OF CONTENTS



KREITZMAN & KREITZMAN
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the stockholders of
PI Cloud Tech, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of PI Cloud Tech, Inc. PI Cloud Tech, Inc. and Subsidiaries as of December 31, 2022 and 2021, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Unqualified Opinion**
In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Patient Innovations, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

140 ADAMS AVE • SUITE B9 • HAUPPAUGE, NY 11788 • TEL (631) 582-6060 • FAX (631) 582-6066



INDEPENDENT AUDITORS' REPORT (CONTINUED)

**Substantial Doubt about the Company's Ability to Continue as a Going Concern**
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred net losses and continues to develop software using financing from the capital contributions of its board members, shareholders and advisors. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

**Supplementary Information**
The supplementary schedules, "Analysis of Members' Equity and Outstanding Units as of December 31, 2021," and "Analysis of Members' Equity and Outstanding Units as of December 31, 2022," is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, on the financial statements as described above, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Kreitzman & Kreitzman, CPAs*
Hauppauge, NY 11788
April 28, 2023

PI CLOUD TECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

ASSETS

| | 2022 | 2021 |
|---|---|---|
| Cash and cash equivalents | 21,467 | $ 19,960 |
| Contribution receivable | 8,424 | 5,048 |
| Prepaid expenses | - | 26,750 |
| Intangible assets | 46,711 | 61,286 |
| Property and equipment | 22,843 | 22,843 |
| Accumulated depreciation | (22,338) | (22,338) |
| Total assets | $ 77,107 | $ 113,549 |

LIABILITIES AND EQUITY

| | 2022 | 2021 |
|---|---|---|
| Accounts payable and accrued expenses | 135,065 | 214,226 |
| Loan payable to member | 21,400 | 25,000 |
| Common stock - all classes | 16,354 | |
| Additional paid-in capital - all classes | 153,053 | |
| Retained earnings (deficit) | (248,765) | |
| Members' equity (deficit) | - | (125,677) |
| Total liabilities and equity (deficit) | $ 77,107 | $ 113,549 |

See accompanying notes and independent auditors' report

PI CLOUD TECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the years ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| Sales | $ -0- | $ -0- |
| Operating expenses | | |
| Marketing | 35,407 | 10,181 |
| Hosting and computer expenses | 45,122 | 90,876 |
| General and administrative | 168,236 | 38,707 |
| Total operating expenses | 248,765 | 139,764 |
| Net profit (loss) | $ (248,765) | $ (139,764) |

See accompanying notes and independent auditors' report

# PI CLOUD TECH, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
### For the year ended December 31, 2022

| | Common stock, Class A | Common stock, Class B | Retained Earnings | Total |
|---|---|---|---|---|
| | Par Value $.001; 3,600,000 authorized; 3,074,577 issued and outstanding | Par Value $1; 5,000,000 authorized; 13,279 issued and outstanding | | |
| Purchases of common stock | $ 3,075 | $ 13,279 | $ - | $ 16,354 |
| Additional paid-in capital | 11,332 | 141,721 | | 153,053 |
| Ending balance, December 31, 2022 | 14,407 | 155,000 | - | 169,407 |
| Accumulated deficit after eliminating members' deficit at July 31, 2022 | | | (142,213) | (142,213) |
| Net loss since August 1, 2022 | - | - | (106,552) | (106,552) |
| Total stockholders' equity (deficit) | $ 14,407 | $ 155,000 | $ (248,765) | $ (79,358) |

See accompanying notes and independent auditors' report

PI CLOUD TECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income (loss) | $ (248,765) | $ (139,764) |
| Adjustment to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation expense | - | - |
| (Increase) decrease in: | | |
| Contribution receivable | (3,376) | (3,319) |
| Prepaid expenses | 26,750 | (26,750) |
| Intangible assets | 14,575 | 73,044 |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | (79,161) | (20,262) |
| NET CASH USED BY OPERATING ACTIVITIES | (289,977) | (117,051) |
| FINANCING ACTIVITIES | | |
| Proceeds from loan payable | (3,600) | 25,000 |
| Proceeds from capital contributions (acquisition of subsidiary) | 125,677 | 111,557 |
| Purchases of common stock | 169,407 | - |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 291,484 | 136,557 |
| NET INCREASE (DECREASE) IN CASH | 1,507 | 19,506 |
| Cash and cash equivalents at beginning of the year | 19,960 | 454 |
| Cash and cash equivalents at end of the year | $ 21,467 | $ 19,960 |
| SUPPLEMENTARY CASH FLOW INFORMATION: | | |
| Cash paid during the year for interest | $ - | $ - |
| Cash paid during the year for income taxes | $ 50 | $ 34 |

See accompanying notes and independent auditors' report

# Note 1. Summary of Significant Accounting Policies

<u>Principles Of Consolidation/Operations</u>
The consolidated financial statements include the accounts of PI Cloud Tech, Inc. ("The Parent"), a New York Corporation, Patient Innovations, LLC ("The Subsidiary") and wholly-owned subsidiary of The Parent, and, for the period prior to August 1, 2022, The Parent's Predecessor, collectively known as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Parent was formed in 2021 to be the successor to the Subsidiary pursuant to an exchange of all the then currently outstanding partnership interests in Patient Innovations, LLC for Class A common stock in the Parent (the "Reorganization"), which was effective August 1, 2022.

The rights and obligations of the equity holders of the Parent (the "Shareholders") are governed by the shareholder's agreement entered into in connection with the Reorganization. In accordance with the Reorganization, all assets and liabilities of the Subsidiary became the assets and liabilities of The Parent. Each member's interest in the Subsidiary is equal to the percentage of capital contributed by that member, in accordance with the ownership percentages previously held in the Subsidiary.

<u>Nature of Business</u>
The Subsidiary was originally formed in New York state in 2009. The Company is a software-as-a-service ("SaaS") provider of subscription software solutions to improve the patient experience, patient engagement and access to medical facilities while making the facilities more efficient. By focusing on endless wait times throughout healthcare, the Company identified the cause: inefficiencies and workflow issues that their OnTime Care software solves. The Company has the expertise and resources to assist with interoperability with EHR/EMR systems, ongoing support and maintenance and cloud hosting for clients throughout the United States. The opportunity is global.

The Company has not commenced principal operations and has incurred significant expenditures for the design and development of the Company's products and testing. Once the Company's planned principal operations commence, its focus will be on the delivery of the software, analytics, and hosting capabilities.

In connection with the formation and capitalization of the Company, membership shares were issued for other than cash consideration. Membership issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange. The Company's activities are subject to significant risks and uncertainties, including being unable to secure additional funding to make the Company's current technology operational.

## Note 1. Summary of Significant Accounting Policies - continued

Risks and Uncertainties
The Company is subject to several risks like those of other companies of similar size in its industry, including, but not limited to the need for successful development of products, the need for additional capital or financing to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals and risks associated with changes in information technology.

Basis of Presentation
The financial statements have been prepared in accordance with generally accepted principles in the United States of America.

Basis of Accounting
The Company uses the accrual method of accounting for financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and purported amounts of income and expense during the reporting period. The most significant estimates relate to the capitalization of internally developed software and associated useful lives, determination of fair value of the Company's membership equity, and issued membership unit warrants.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and adjusts when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Revenue recognition
Software license revenue is recognized when a license agreement has been executed, delivery has occurred, fees are fixed and determinable, and collection of the resulting receivable is deemed probable by management. Service revenue includes support revenue, which is recognized ratably over the support period (generally over the terms that match the subscription agreement), and revenue from consulting and training services, which is recognized as services are performed. Fees for support are billed in advance and included in deferred revenue until recognized. The Company's revenue recognition policies are in compliance with the provisions of the American Institute of Certified Public Accounts' Statement of Position No. 97-2, "Software Revenue Recognition."

Cash and Cash Equivalents
The Company considers cash equivalents to be all highly liquid debt instruments purchased with a maturity of three months or less. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to the first $250,000.

## Note 1. Summary of Significant Accounting Policies - continued

Intangible Assets
The Company's intangible assets consist primarily of its internally developed software. Intangible assets with finite lives are recorded at their estimated fair value at the date of acquisition and are amortized over their useful lives using the straight-line method. The internally developed software is amortized over a three-year useful life.

Depreciation
Depreciation is computed using the straight-line method over the estimated useful lives of assets in service.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.  Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.  The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes).  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered and settled.  Valuation allowances are provided for deferred tax assets based on management's projection of the sufficiency of future taxable income to realize the assets.

The Subsidiary is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements. Currently, the 2019, 2020 and 2021 tax years are open and subject to examination by the tax authorities.

Marketing
Marketing expenses consist of travel, trade show sponsorships and events, conferences, and advertising costs.

Hosting and Computer Expenses
Hosting and computer expenses consist primarily of hosting costs, amortization and impairment, and consulting costs associated with the delivery of the Company's SaaS products.

General and Administrative Expenses
General and administrative expenses include insurance, facility costs (including rent), professional service fees and other general overhead costs, including depreciation to support our operations.

## Note 1. Summary of Significant Accounting Policies - continued

Software Development Costs
The Company capitalizes certain development costs incurred in connection with its internal use software and web site. These capitalized costs are primarily related to its OnTime Care software that is hosted in the cloud by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once in application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. The Company capitalized $25,000 and $12,000 in internal use software during the years ended December 31, 2022 and 2021, respectively. Amortization expenses totaled $39,576 and $85,044 during the years ended December 31, 2022 and 2021 respectively. The net book value of capitalized internal software at December 31, 2022 and 2021 which is recorded in intangible assets on the accompanying balance sheets was $46,711 and $61,286, respectively.

Impairment of Long-Lived Assets
The Company assesses long-lived assets for impairment in accordance with the provisions of Financial Accounting Standards Board ASC3 360, P*roperty, Plant and Equipment*. Long-lived assets, such as property and equipment and capitalized software development costs subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment losses, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. As of December 31, 2022 and 2021, no impairment charge has been recorded.

Membership-Based Compensation
The Company implemented a Membership Unit Awards (MAU) plan for all advisory board members. Under the plan, each eligible member of the advisory board is granted units at a specific percentage of all units outstanding which vest over a three-year period after grant date. Because of complexities of the terms of the MAU plan, management has determined that it is not reasonably possible to estimate the MAUs' fair value at the grant date. Accordingly, the MAUs are accounted for using the intrinsic value method. Through December 31, 2022 and 2021, compensation cost and a related liability equal to the increase in the fair value of the Company's stock over $.01 per unit were being recognized over the three-year service period. The MAUs are remeasured at each financial reporting date through the date of settlement.

## Note 1. Summary of Significant Accounting Policies - continued

Fair Value Measurements
The company reported all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices and active markets for identical assets or liabilities (level one measurements) and the lowest priority to measurements involving significant unobservable inputs (level three measurements). The three levels of the fair value hierarchy are as follows:

Level one inputs are quoted prices on adjusted active markets for identical assets or liabilities that the company has the ability to access at the measurement date.

Level two inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially of the full term of the related assets or liabilities.

Level three inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement in its entirety falls is based on the lowest level that is significant to the fair value measurements in its entirety.

The financial statements as of and for the years ended December 31, 2022 and 2021, do not include any nonrecurring fair value measurements relating to assets or liabilities.

The fair value measurements of assets and liabilities that are measured at fair value on a recurring basis and December 31 2022 and 2021, are as follows:

| Year ended December 31, 2022 | Fair Value Hierarchy | | |
| --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 |
| Assets | | | |
| Capital contribution receivable | $ -0- | $ -0- | $ 8,424 |
| Total Assets | $ -0- | $ -0- | $ 8,424 |

| Year ended December 31, 2021 | Fair Value Hierarchy | | |
| --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 |
| Assets | | | |
| Capital contribution receivable | $ -0- | $ -0- | $ 5,048 |
| Total Assets | $ -0- | $ -0- | $ 5,048 |

## Note 1. Summary of Significant Accounting Policies - continued

Fair Value Measurements - continued

The company measures the membership unit awards using level three on observable inputs using the intrinsic value method.

## Note 2. Going Concern Consideration

The company has incurred net losses and utilized cash in operations in most years since inception, has an accumulated deficit as of December 31, 2022 of $(79,358) and an accumulated deficit of $(125,677) as of December 31, 2021, as well as expects to incur future additional losses. The Company has cash available on hand and pledges from Advisory Board members it believes will be sufficient to fund operations and meet its obligations as they come due in one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. Management believes that with its current marketing, distribution deals (signed subsequent to the balance sheet date with Henry Schein and Marcum Technology), and influx of capital from accredited investors and other third parties, the company will be able to fully develop its suite of software and increase its net fees.

Management has concluded based upon these factors that the Company should be able to continue as a going concern. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

## Note 3. Property and Equipment

Property and equipment as of December 31, 2022 and 2021, are composed of some equipment and RF Code hardware and software.

The Company has not acquired any property and equipment under capital leases.

## Note 4. Intangible Assets

Total amortization expense for capitalized software development costs for the years ended December 31, 2022 and 2021, was $39,576 and $85,044, respectively. As of December 31, 2021, expected amortization expense over the remaining intangible asset lives is as follows:

| | | |
|------|---|--------|
| 2023 | $ | 32,815 |
| 2024 | | 8,328 |
| 2025 | | 5,568 |
| | $ | 46,711 |

## Note 5. Commitments and Contingencies

In 2018, the Company entered into an agreement with Tabone LLC for John Tabone to act as Chairman & CEO of the Company. The agreement was non-cancellable through December 31, 2019 and renewed for one year until December 31, 2020. Compensation included initial payments of $15,000 monthly, then payments of $20,000 monthly and 326,685 membership units vested upon signing. There was also a revenue sharing and a capital raise fee component. The contract was terminated on December 31, 2019 pursuant to the operating agreement signed and was not renewed.

The amount owed to Tabone LLC at the end of the year was reduced to $93,292.

During the year 2022, the members in good standing agreed to terminate and void the Tabone agreements in accordance with the termination for cause clause of the Company operating agreement. This voided any remaining amounts due to Mr. Tabone and revoked his membership interests under this agreement. As of the date of this report, Mr. Tabone has not filed any legal action against the Company.

During the year ended December 31, 2019, the company entered into an agreement with Start Technology Software, LTD. to consult and to help develop and maintain its suite of software services. The agreement can be terminated at any time and all fees paid to the developer.

Litigation

From time to time, the Company is subject to various claims that arise in the ordinary course of business and may be subject to third-party infringement claims. Management believes that any liability of the company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company

## Note 6. Membership Unit Awards

The Company issued Membership Unit Awards (MUAs) to Advisory Board members and option grants to certain principals. The MUAs were issued in lieu of cash as payment for professional services at a value of $.01 per unit. The option grants permit the holders to earn units of the Company's membership for $0.001 per unit.

In the years ended December 31, 2021 the Company issued 190,557 MUAs, and 994,212 option grants and 159,563 MUAs, respectively. The units generally vest over three years, unless otherwise stated, and all units fully vest upon a liquidation event, such as a merger or acquisition.

The membership units vest over the following schedule:

## Note 7. Related Party Transactions

I

|  | | | Vesting Year |
|---|---|---|---|
|  | Issue Date | Total Units | 2021 |
| Jeffrey D. Alter | 2/21/2019 | 14,838 | 11,983 |
| Ed Wu | 2/28/2019 | 7,418 | 3,709 |
| Rodney Reider | 3/4/2019 | 194,838 | 140,434 |
| James Tsai | 3/19/2019 | 14,838 | 11,129 |
| Cathy Bennett | 3/21/2019 | 14,838 | 11,129 |
| Robin Bennett | 3/25/2019 | 37,094 | 50,446 |
| Jon Batash, MD | 7/9/2020 | 912,607 | - |
| Jeffrey L. Bass | 2/4/2021 | 149,728 | 149,173 |
| Richard Shlofmitz | 6/7/2021 | 26,327 | 26,327 |
| Agency Creative | 11/15/2021 | 5,940 | 4,210 |
| Austin Williams | 11/15/2021 | 6,750 | 6,310 |
| John Sanders | 11/15/2021 | 2,250 | 2,105 |
|  | | 1,387,466 | 416,955 |

In November 2021, the company entered into a loan agreement with a member in the amount of $25,000, with interest at 3.25% payable when funding from the sale of membership and shares is available.

## Note 8. Subsequent Events

Management has evaluated subsequent events through April 28, 2023, which is the date the financial statements were available to be issued.

PATIENT INNOVATIONS, LLC
SUPPLEMENTARY SCHEDULE - ANALYSIS OF MEMBERS' EQUITY
AND OUTSTANDING UNITS
For the year ended December 31, 2021

| Member Name | Members' Equity - Beginning of the Year | Capital Contributions | Net Income | Distributions | Members' Equity - End of the Year |
|---|---|---|---|---|---|
| Akram Boutros, MD | $ (59,722) | | $ (3,268) | | $ (62,990) |
| Rick Chiorando | (742) | | (14) | | (756) |
| Eva Chiorando | (739) | | (14) | | (753) |
| Ken Greenberg | 304,601 | 108,952 | (61,776) | | 351,777 |
| Joyce Greenberg | (11,138) | | (224) | | (11,362) |
| Joshua Greenberg | (5,696) | | (112) | | (5,808) |
| Lisa Greenberg | (5,687) | | (112) | | (5,799) |
| Suzanne Boutros | (9,531) | | (196) | | (9,727) |
| Jasmine Boutros | (3,185) | | (70) | | (3,255) |
| Shannon Boutros | (3,187) | | (363) | | (3,550) |
| Tess Boutros | (3,187) | | (70) | | (3,257) |
| Linda Gutman | (648) | | (42) | | (690) |
| John Tabone | (237,399) | | (13,795) | | (251,194) |
| Jeffrey D. Alter | (282) | 111 | (629) | | (800) |
| Ed Wu | (282) | 37 | (307) | | (552) |
| Rodney Reider | (4,128) | 1,404 | (8,232) | | (10,956) |
| James Tsai | (282) | 111 | (629) | | (800) |
| Cathy Bennett | (282) | 111 | (629) | | (800) |
| Robin Bennett | (938) | 505 | (2,656) | | (3,089) |
| Richard Shlofmitz | | 26 | (1,118) | | (1,092) |
| Jeffrey Bass | | 150 | (6,331) | | (6,181) |
| Agency Creative | | 59 | (252) | | (193) |
| Austin Williams | | 68 | (280) | | (212) |
| John Sanders | | 23 | (98) | | (75) |
| Jon Batash, MD | (55,016) | | (38,547) | | (93,563) |
| | $ (97,470) | $ 111,557 | $ (139,764) | $ - | $ (125,677) |

# PATIENT INNOVATIONS, LLC
## SUPPLEMENTARY SCHEDULE - ANALYSIS OF MEMBERS' EQUITY AND OUTSTANDING UNITS
For the year ended December 31, 2021

| Member Name | Units Outstanding - Beginning of the Year | Units Purchased | Units Awarded | Units Outstanding - End of the Year |
|---|---|---|---|---|
| Akram Boutros, MD | 77,520 | | | 77,520 |
| Rick Chiorando | 232 | | | 232 |
| Eva Chiorando | 232 | | | 232 |
| Ken Greenberg | 1,353,907 | 108,952 | | 1,462,859 |
| Joyce Greenberg | 5,283 | | | 5,283 |
| Joshua Greenberg | 2,698 | | | 2,698 |
| Lisa Greenberg | 2,698 | | | 2,698 |
| Suzanne Boutros | 4,471 | | | 4,471 |
| Jasmine Boutros | 1,495 | | | 1,495 |
| Shannon Boutros | 8,495 | | | 8,495 |
| Tess Boutros | 1,495 | | | 1,495 |
| Linda Gutman | 879 | | | 879 |
| John Tabone | 326,685 | | | 326,685 |
| Jeffrey D. Alter | 3,709 | 3,709 | 7,420 | 14,838 |
| Ed Wu | 3,709 | 3,709 | | 7,418 |
| Rodney Reider | 54,404 | 54,404 | 86,030 | 194,838 |
| James Tsai | 3,709 | 3,709 | 7,420 | 14,838 |
| Cathy Bennett | 3,709 | 3,709 | 7,420 | 14,838 |
| Robin Bennett | 12,365 | 12,365 | 38,219 | 62,949 |
| Richard Shlofmitz | | | 26,327 | 26,327 |
| Jeffrey Bass | | | 149,728 | 149,728 |
| Agency Creative | | | 5,940 | 5,940 |
| Austin Williams | | | 6,750 | 6,750 |
| John Sanders | | | 2,250 | 2,250 |
| Jon Batash, MD | 912,607 | | | 912,607 |
| | 2,780,302 | 190,557 | 337,504 | 3,308,363 |

PI CLOUD TECH, INC AND SUBSIDIARIES
SUPPLEMENTARY SCHEDULE - JULY 31, 2022 (PRECONVERSION)
UNITS AWARDED AND OUTSTANDING

| Member Name | Beginning of the Year | Capital Contributions | Repurchase of Membership | Net Income | Members' Equity - Preconversion |
|---|---|---|---|---|---|
| Akram Boutros, MD | $ (62,990) | | $ (6,330) | $ (1,967) | $ (71,287) |
| Rick Chiorando | (756) | | (25) | (8) | (789) |
| Eva Chiorando | (753) | | (25) | (8) | (786) |
| Ken Greenberg | 351,777 | 61,471 | (126,785) | (39,338) | 247,125 |
| Joyce Greenberg | (11,362) | | (427) | (133) | (11,922) |
| Joshua Greenberg | (5,808) | | (226) | (70) | (6,104) |
| Lisa Greenberg | (5,799) | | (226) | (70) | (6,095) |
| Suzanne Boutros | (9,727) | | (377) | (117) | (10,221) |
| Jasmine Boutros | (3,255) | | (126) | (39) | (3,420) |
| Shannon Boutros | (3,550) | | (126) | (39) | (3,715) |
| Tess Boutros | (3,257) | | (126) | (39) | (3,422) |
| Linda Gutman | (690) | | (75) | (23) | (788) |
| John Tabone | (251,194) | | 251,194 | - | - |
| Jeffrey D. Alter | (800) | | (1,281) | (398) | (2,479) |
| Ed Wu | (552) | | (603) | (187) | (1,342) |
| Rodney Reider | (10,956) | | (15,926) | (4,948) | (31,830) |
| James Tsai | (800) | | (1,206) | (375) | (2,381) |
| Cathy Bennett | (800) | | (1,206) | (375) | (2,381) |
| Robin Bennett | (3,089) | | (5,124) | (1,592) | (9,805) |
| Richard Shlofmitz | (1,092) | | (2,160) | (671) | (3,923) |
| Jeffrey Bass | (6,181) | | (12,183) | (3,786) | (22,150) |
| Agency Creative | (193) | | (352) | (109) | (654) |
| Austin Williams | (212) | | (553) | (172) | (937) |
| John Sanders | (75) | | (100) | (55) | (230) |
| Jon Batash, MD | (93,563) | | (74,278) | (23,080) | (190,921) |
| Stephen Brodsky | | 30 | (142) | (78) | (190) |
| Keith Newby, MD | | 15 | (1,206) | (375) | (1,566) |
| | $ (125,677) | $ 61,516 | $ - | $ (78,052) | $ (142,213) |

# PI CLOUD TECH, INC AND SUBSIDIARIES
## SUPPLEMENTARY SCHEDULE - JULY 31, 2022 (PRECONVERSION)
## UNITS AWARDED AND OUTSTANDING

| Member Name | Units Outstanding - Beginning of the Year | Units Purchased | Repurchase / Adjustments | Units Awarded | Units Outstanding - Preconversion |
|---|---|---|---|---|---|
| Akram Boutros, MD | 77,520 | | | | 77,520 |
| Rick Chiorando | 232 | | | | 232 |
| Eva Chiorando | 232 | | | | 232 |
| Ken Greenberg | 1,462,859 | 61,471 | 26,143 | | 1,550,473 |
| Joyce Greenberg | 5,283 | | | | 5,283 |
| Joshua Greenberg | 2,698 | | | | 2,698 |
| Lisa Greenberg | 2,698 | | | | 2,698 |
| Suzanne Boutros | 4,471 | | | | 4,471 |
| Jasmine Boutros | 1,495 | | | | 1,495 |
| Shannon Boutros | 8,495 | | (7,000) | | 1,495 |
| Tess Boutros | 1,495 | | | | 1,495 |
| Linda Gutman | 879 | | | | 879 |
| John Tabone | 326,685 | | (326,685) | | - |
| Jeffrey D. Alter | 14,838 | | 854 | | 15,692 |
| Ed Wu | 7,418 | | | | 7,418 |
| Rodney Reider | 194,838 | | | | 194,838 |
| James Tsai | 14,838 | | | | 14,838 |
| Cathy Bennett | 14,838 | | | | 14,838 |
| Robin Bennett | 62,949 | | (138) | | 62,811 |
| Richard Shlofmitz | 26,327 | | | | 26,327 |
| Jeffrey Bass | 149,728 | | (555) | | 149,173 |
| Agency Creative | 5,940 | | (1,730) | | 4,210 |
| Austin Williams | 6,750 | | (440) | | 6,310 |
| John Sanders | 2,250 | | (145) | | 2,105 |
| Jon Batash, MD | 912,607 | | (3,427) | | 909,180 |
| Stephen Brodsky | | | | 3,028 | 3,028 |
| Keith Newby, MD | | | | 14,838 | 14,838 |
| | 3,308,363 | 61,471 | (313,123) | 17,866 | 3,074,577 |